VERASTEM, INC.

117 Kendrick Street, Suite 500

Needham, Massachusetts 02494

(781) 292-4200

July 6, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christine Torney; Kevin Vaughn

RE:	Verastem, Inc.
Form 10-K for the fiscal year ended December 31, 2021 Filed March 28, 2022
File No. 001-35403

Dear Ms. Torney and Mr. Vaughn:

This letter sets forth the responses of Verastem, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed on March 28, 2022, contained in your letter dated June 29, 2022.

For convenience of reference, the comments contained in your June 29, 2022 letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Company.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Research and Development Expenses, page 66

1.	As research and development is a significant part of your business, please provide the following information with a view toward disclosure in your future filings:

-	How you track and account for research and development expenses, including both direct and indirect expenses;

-	The cost incurred for each period presented for VS-6766 + Defactinib projects segregated from the VS-6766 + Other Combinations projects; and

-	If you do not track research and development expenses by product, explain why you are no longer able to do so and provide a breakdown of research and development expenses by nature of expense in future filings.

Response:

In response to the Staff’s comment, the Company will include disclosure in future filings consistent with the following:

Research and Development Expenses

Research and development expenses include product/ product candidate and/or project-specific costs, as well as unallocated costs. We allocate the expenses related to external research and development services, such as contract research organizations (CROs), clinical sites, manufacturing organizations and consultants, by project and/or product candidate. We use our employee and infrastructure resources in a cross-functional manner across multiple research and development projects. Our project costing methodology does not allocate personnel, infrastructure and other indirect costs to specific clinical programs or projects.

Product/ product candidate/ project specific costs include:

•	direct third-party costs, which include expenses incurred under agreements with CROs, the cost of consultants who assist with the development of the Company’s product candidates on a program-specific basis, clinical site costs, and any other third-party expenses directly attributable to the development of the product candidates;

•	costs related to contract manufacturing operations including manufacturing costs in connection with producing product candidates for use in conducting preclinical and clinical studies. Costs associated with manufacturing VS-6766 are included in “VS-6766 manufacturing and non-clinical trial specific” category below as these costs relate to both the “VS-6766 + defactinib” and “VS-6766 + other combinations” categories and are not specifically allocated to any particular project. Costs to produce defactinib are included in “VS-6766 + defactinib” below; and

•	license fees.

Unallocated costs include:

•	research and development employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense;

•	cost of consultants, including our scientific advisory board, who assist with our research and development but are not allocated to a specific program; and

•	facilities, depreciation, and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of equipment, and laboratory supplies.

The table below summarizes our direct research and development expenses for our product/ product candidates/ projects and our unallocated research and development costs for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31,
	2021	2020	2019
	(in thousands)	(in thousands)	(in thousands)
Product/ product candidate / project specific costs
VS-6766 + defactinib	$17,025	$6,199	$1,823
VS-6766 + other combinations	416	—	—
VS-6766 manufacturing and non-clinical trial specific	5,441	5,874	—
COPIKTRA	1,194	13,454	25,518
Unallocated Costs
Personnel costs, excluding stock-based compensation	9,953	8,937	11,329
Stock-based compensation expense	2,099	1,935	1,501
Other unallocated expenses	3,219	4,977	5,607
Total research and development expense	$39,347	$41,376	$45,778

The research and development expense in 2021 related to COPIKTRA primarily relates to COVID-19 investigator sponsored trials which were not part of the sale of COPIKTRA to Secura Bio, Inc. (“Secura”) and certain costs that were incurred in conjunction with providing transition services to Secura under the transition services agreement.

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Please feel free to contact me at (508) 494-1275 or rgagnon@verastem.com with any questions regarding the Company’s responses to the Staff’s comments or if you require further information.

Very truly yours, VERASTEM, INC.

By:	/s/ Robert Gagnon
Robert Gagnon Chief Business and Financial Officer